FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number:  0-23696


                              RADICA GAMES LIMITED
                 (Translation of registrant's name into English)

            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F

         Form 20-F    X             Form 40-F
                   -------                    -------

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                No   X
             -------           -------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

         Contents:
              1. Quarterly Report for the Quarter Ended March 31, 2004
              2. Press Release dated May 10, 2004
              3. Press Release dated March 29, 2004
              4. Press Releases dated February 17, 2004 (3 releases)
              5. Press Release dated January 5, 2004
              6. Annual Report to Stockholders
              7. Management Information Circular / Proxy Statement dated
                 April 26, 2004

         This Report on Form 6-K shall be deemed to be incorporated by reference into the Registrant's Registration Statements on Form S-8 (No. 33-86960, No. 333-7000, No. 333-59737 and 333-61260) and on Form F-3 (No. 333-7526 and No.
333-79005).

                               QUARTERLY REPORT *

For the quarterly period ended March 31, 2004

Commission File Number 0-23696



                              RADICA GAMES LIMITED
               (Exact name of registrant as specified in charter)


         Bermuda                                           N/A
(Country of Incorporation)                  (I.R.S. Employer Identification No.)


            Suite R, 6/F., 2-12 Au Pui Wan Street, Fo Tan, Hong Kong
                    (Address of principal executive offices)


      Registrant's telephone number, including area code:  (852) 2693 2238


      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x No
                                             ---     ---


      Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

                Class                          Outstanding at March 31, 2004
---------------------------------------        -----------------------------
Common Stock, par value $0.01 per share                  18,611,888



------------------------
* As a foreign private issuer, the registrant is not required to file reports on Form 10-Q. It intends to make voluntary quarterly reports to its stockholders which generally follow the Form 10-Q format. Such reports, of which this is one, are furnished to the Commission pursuant to Form 6-K.

                              RADICA GAMES LIMITED

                      INDEX TO QUARTERLY REPORT ON FORM 6-K
                        QUARTER ENDED SEPTEMBER 30, 2003



                                ITEMS IN FORM 6-K


                                                                            Page
                                                                            ----

PART I - FINANCIAL INFORMATION

  Item 1.     Financial Statements.............................................4

              Condensed Consolidated Balance Sheets
              March 31, 2004 (unaudited) and December 31, 2003.................4

              Condensed Consolidated Statements of Operations
              for the Three Months Ended March 31, 2004 (unaudited)
              and 2003 (unaudited).............................................5

              Condensed Consolidated Statements of Shareholders' Equity (unaudited) for the Three Months Ended March 31, 2004
              (unaudited) and 2003 (unaudited).................................6

              Condensed Consolidated Statement of Cash Flows
              for the Three Months Ended March 31, 2004 (unaudited) and
              2003 (unaudited).................................................7

              Notes to the Condensed Consolidated Financial Statements.........8

   Item 2.    Management's Discussion and Analysis of Financial Condition
              and Results of Operations.......................................14

   Item 3.    Quantitative and Qualitative Disclosures about Market Risk......17

   Item 4.    Controls and Procedures.........................................17



PART II - OTHER INFORMATION

   Item 1.    Legal Proceedings...............................................18

   Item 2.    Changes in Securities, Use of Proceeds and Issuer
              Purchases of Equity Securities..................................18

   Item 3.    Defaults Upon Senior Securities.................................18

   Item 4.    Submission of Matters to a Vote of Security Holders.............18

   Item 5.    Other Information...............................................18

   Item 6.    Exhibits and Reports on Form 8-K................................18

PART I - FINANCIAL INFORMATION

Item 1. Financial Information
-----------------------------

                              RADICA GAMES LIMITED
                           CONSOLIDATED BALANCE SHEETS
                      March 31, 2004 and December 31, 2003

(US dollars in thousands, except share data)                      March 31,     December 31,
                                                                 ------------   ------------
                                                                    2004            2003
                                                                 ------------   ------------
                                                                     (unaudited)
                                     ASSETS
Current assets:
Cash and cash equivalents                                           $ 17,882       $ 13,944
Investment securities                                                 28,097         28,009
Accounts receivable, net of allowances for doubtful accounts           4,617         15,360
     of $253 ($251 as at December 31, 2003)
Inventories                                                           17,952         15,503
Prepaid expenses and other current assets                              3,836          2,748
Income taxes receivable                                                  931          1,404
Deferred income taxes                                                  1,706          1,706
                                                                 ------------   ------------
Total current assets                                                  75,021         78,674
                                                                 ------------   ------------
Property, plant and equipment, net                                    11,775         11,908
                                                                 ------------   ------------
Goodwill                                                               9,551          9,551
                                                                 ------------   ------------
Other asset                                                              870            875
                                                                 ------------   ------------
Deferred income taxes, noncurrent                                        932          1,206
                                                                 ------------   ------------
        Total assets                                                $ 98,149      $ 102,214
                                                                 ============   ============

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable                                                       6,590        $ 7,390
Accrued payroll and employee benefits                                    995          1,353
Accrued liabilities                                                    3,022          3,976
Income taxes payable                                                       -            339
                                                                 ------------   ------------
        Total current liabilities                                     10,607         13,058
                                                                 ------------   ------------
        Total liabilities                                             10,607         13,058
                                                                 ------------   ------------
Shareholders' equity:
Common stock
par value $0.01 each, 100,000,000 shares authorized,
18,611,888 shares outstanding (18,225,204 as at
December 31, 2003)                                                       186            182
Additional paid-in capital                                             4,262          3,517
Retained earnings                                                     82,838         85,437
Accumulated other comprehensive income                                   256             20
                                                                 ------------   ------------
       Total shareholders' equity                                     87,542         89,156
                                                                 ------------   ------------
       Total liabilities and shareholders' equity                   $ 98,149      $ 102,214
                                                                 ============   ============

         See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                   Three months ended March 31, 2004 and 2003

(US dollars in thousands,                                               Three months ended March 31,
 except per share data)                                           ---------------------------------------
                                                                       2004                 2003*
                                                                 -----------------     -----------------
                                                                    (unaudited)            (unaudited)
Revenues:
Net sales                                                                $ 12,125              $ 16,045
Cost of goods sold (exclusive of items shown                               (6,985)               (9,944)
     separately below)
                                                                 -----------------     -----------------
Gross profit                                                                5,140                 6,101
                                                                 -----------------     -----------------
Operating expenses:
Selling, general and administrative expenses                               (4,989)               (5,294)
Research and development                                                     (929)                 (915)
Depreciation and amortization                                                (421)                 (592)
                                                                 -----------------     -----------------
                                                                 -----------------     -----------------
 Total operating expenses                                                  (6,339)               (6,801)
                                                                 -----------------     -----------------
Operating loss                                                             (1,199)                 (700)

Other income                                                                   82                    55

Foreign currency (loss) gain, net                                             (28)                   13

Net interest income                                                           149                    60
                                                                 -----------------     -----------------
Loss before income taxes                                                     (996)                 (572)

Provision for income taxes                                                   (116)                  (32)
                                                                 -----------------     -----------------
Net loss                                                                 $ (1,112)               $ (604)
                                                                 =================     =================
Loss per share                                                            $ (0.06)              $ (0.03)
                                                                 =================     =================
Basic and diluted weighted average number of common and                18,570,938            17,842,297
    common equivalent shares:
                                                                 =================     =================
Cash dividends declared per share
(4 cents declared and paid for quarter ended March 31, 2004                $ 0.08                   $ -
and 4 cents declared for quarter ending June 30, 2004)
                                                                 =================     =================

* Reclassified to conform with 2004 presentation.

  See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                         AND COMPREHENSIVE INCOME (LOSS)
                   Three months ended March 31, 2004 and 2003


(US dollars in thousands)                         Common stock                                      Accumulated
                                                  ------------         Additional                      other           Total
                                            Number                      paid-in        Retained    comprehensive    shareholders'
                                          of shares        Amount       capital        earnings    income (loss)       equity
                                        --------------- ------------- -------------  ------------- ---------------  -------------
Balance at December 31, 2003                18,225,204         $ 182       $ 3,517       $ 85,437            $ 20       $ 89,156
Issuance of stock                                  616             -             6              -               -              6
Stock options exercised                        386,068             4           739              -               -            743
Dividends declared                                   -             -             -         (1,487)              -         (1,487)
Net loss                                             -             -             -         (1,112)              -         (1,112)
Unrealized loss on investment                        -             -             -              -              49             49
     securities available-for-sale,
     net of nil tax
Foreign currency translation,                        -             -             -              -             187            187
     net of nil tax
                                        --------------- ------------- -------------  ------------- ---------------  -------------

Balance at March 31, 2004                   18,611,888         $ 186       $ 4,262       $ 82,838           $ 256       $ 87,542
                                        =============== ============= =============  ============= ===============  =============

Balance at December 31, 2002                17,796,131         $ 178       $ 2,320       $ 72,946          $ (808)      $ 74,636
Issuance of stock                                  842             -             3              -               -              3
Stock options exercised                        125,079             1           293              -               -            294
Net loss                                             -             -             -           (604)              -           (604)
Foreign currency translation,                        -             -             -              -            (139)          (139)
     net of nil tax
                                        --------------- ------------- -------------  ------------- ---------------  -------------

Balance at March 31, 2003                   17,922,052         $ 179       $ 2,616       $ 72,342          $ (947)      $ 74,190
                                        =============== ============= =============  ============= ===============  =============

The comprehensive loss of the Company, which represents the aggregate of the net loss and the foreign currency translation adjustments, was $(743) and $(876) for the three months ended March 31, 2004 and 2003.


  See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                   Three months ended March 31, 2004 and 2003

(US dollars in thousands)                                             2004        2003
                                                                   ----------- -----------
                                                                   (unaudited) (unaudited)
(unaudited)

Cash flow from operating activities:
Net loss                                                            $ (1,112)     $ (604)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Deferred income taxes                                                    274           -
Depreciation                                                             421         592
Loss on disposal and write off of property, plant and equipment            -           2
Compensatory elements of stock issuances                                   6           -
Unrealized gain on trading investments                                   (39)          -
Changes in current assets and liabilities:
Decrease in accounts receivable                                       10,743       9,646
(Increase) decrease in inventories                                    (2,449)      1,386
Increase in prepaid expenses and other current assets                 (1,088)     (1,364)
Decrease in accounts payable                                             (90)     (2,847)
Decrease in accrued payroll and employee benefits                       (358)       (679)
Decrease in accrued warranty expenses                                   (710)       (620)
Decrease in other accrued liabilities                                 (1,699)     (2,550)
Increase in income taxes payable                                         134          33
                                                                    ---------  ----------
Net cash provided by operating activities                              4,033       2,995
                                                                    ---------  ----------
Cash flow from investing activities:
Proceeds from sale of property, plant and equipment                      161           2
Purchase of property, plant and equipment                               (444)       (162)
                                                                    ---------  ----------
Net cash used in investing activities                                   (283)       (160)
                                                                    ---------  ----------
Cash flow from financing activities:
Funds from issuance of stock                                               -           3
Funds from stock options exercised                                       743         294
Dividends paid                                                          (742)          -
Repayment of long-term debt                                                -        (912)
                                                                    ---------  ----------
Net cash provided by (used in) financing activities                        1        (615)
                                                                    ---------  ----------
Effect of currency exchange rate change                                  187        (139)
                                                                    ---------  ----------
Net increase in cash and cash equivalents                              3,938       2,081

Cash and cash equivalents:
Beginning of period                                                   13,944      32,692
                                                                    ---------  ----------
End of period                                                       $ 17,882    $ 34,773
                                                                    =========  ==========


       See accompanying notes to the consolidated financial statements.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                         (QUARTER ENDED March 31, 2004)
                            (US dollars in thousands)

1. BASIS OF PRESENTATION

     FINANCIAL STATEMENT PRESENTATION
     The condensed consolidated financial statements of Radica Games Limited (the "Company") have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and the rules and regulations of the Securities and Exchange Commission (the "SEC"). Certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. The accompanying unaudited condensed consolidated financial statements contain all normal and recurring adjustments, which, in the opinion of management, are necessary to present fairly the financial position of the Company as of March 31, 2004, and its results of operations and cash flows for the periods presented herein. These unaudited condensed consolidated financial statements should be read in conjunction with the Company's Annual Report on Form 20-F for the year ended December 31, 2003.

     Because the Company's business is seasonal, revenues, expenses, assets and liabilities can vary during each quarter of the year. Accordingly, the operating results and trends in these unaudited condensed consolidated interim financial statements are not necessarily indicative of future results that may be expected for any other interim period or the full year.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities as of and during the reporting periods. Significant items subject to such estimates and assumptions include the carrying amount of goodwill, property, plant and equipment, valuation allowances for receivables, inventories and deferred income tax assets and reserves for product returns and warranties, as well as in estimates used in accounting for legal contingencies. Actual results could differ from the estimated results. Differences from those estimates are recorded in the period they become known.

     ACCOUNTING FOR STOCK BASED COMPENSATION
     The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123. The following table illustrates the effect on net loss if the fair value based method had been applied to all outstanding and unvested awards in the period:

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                         (QUARTER ENDED MARCH 31, 2004)
                 (US dollars in thousands except per share data)

1. BASIS OF PRESENTATION (CONTINUED)

                                                      Three months ended March 31,
                                                      ----------------------------
                                                          2004            2003
                                                      ------------    ------------
     Net loss
       As reported                                    $  (1,112)         $   (604)
       Less: Total stock-based employee
         compensation expense determined
         under fair-value-based method
         for all rewards, net of related tax effects       (127)             (142)
                                                      ------------    ------------
       Pro forma                                      $  (1,239)         $   (746)
                                                      ============    ============
     Reported net loss per share                      $   (0.06)         $  (0.03)
                                                      ============    ============
     Pro forma net loss per share                     $   (0.07)         $  (0.04)
                                                      ============    ============

     In April 2003, the Financial Accounting Standards Board ("FASB") announced that it would mandate the fair value method of accounting for all stock-based awards. The FASB issued an Exposure Draft of a proposed statement on March 31, 2004, which is subject to a comment period. If enacted, the change in accounting is not expected to be effective for the Company until fiscal 2005. Until a final statement is issued, the Company cannot estimate the effect that this change in accounting would have on its consolidated statement of operations.

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
     In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company will be required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE.

     The Company has evaluated the impact of applying FIN 46R and believes that, other than those entities already consolidated in the Company's consolidated financial statements, no additional entities would need to be consolidated by the Company.

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 did not have a material affect on the Company's results of operations or financial position.

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                         (QUARTER ENDED MARCH 31, 2004)
                 (US dollars in thousands except per share data)

1. BASIS OF PRESENTATION (CONTINUED)

     In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise will be effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain other types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of this Statement.

     RECLASSIFICATIONS
     Certain reclassifications have been made to prior year amounts to conform to the current year's presentation. These reclassifications had no effect on net loss or shareholders' equity.

2. EARNINGS (LOSS) PER SHARE

     Basic earnings (loss) per share is based on the weighted average number of shares of common stock, and with respect to diluted earnings per share, also includes the effect of all dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options and warrants. The effect of such dilutive potential common stock on net income per share is computed using the treasury stock method. Dilutive potential common stock has no effect on net loss per share.

     The following table sets forth the computations of loss per share for the three-month periods ended March 31:

                                              Three months ended March 31,
                                           ------------------------------------
                                                   2004               2003
                                           ---------------    ----------------
     Numerator for Loss per share:
       Net loss                              $     (1,112)      $       (604)
                                           ===============    ================

     Denominator for loss per share:           18,570,938         17,842,297
                                           ===============    ================

     Loss per share                          $      (0.06)      $      (0.03)
                                           ===============    ================

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                         (QUARTER ENDED MARCH 31, 2004)
                            (US dollars in thousands)

3. BUSINESS SEGMENTS

     The Company is a worldwide designer, producer and marketer of electronic entertainment devices. The Company has two reportable segments from which it derives its revenues: the Games business that sells product under the Company's Radica(R) and Girl Tech(R) brand names, and the Video Game Accessory ("VGA") business that sells product under the Company's Gamester(R) brand name. The Company also sources certain VGA and other electronic products through third party manufacturers for retailers to sell under their own brands; this is also included in the VGA segment. The reportable segments are strategic businesses that offer different products.

     The Company measures segment performance based on net income before interest and other income and income taxes. Inter-segment sales and transfers have been eliminated and are not included in the following table. Certain corporate expenses are managed outside of the operating segments. Corporate expenses consist primarily of costs related to business integration and other general and administrative expenses. All corporate and indirect costs have been apportioned on the basis of corresponding sales and direct costs.

     Information by segment for the three months ended March 31, 2004 and 2003 are as follows:

                                                   Three months ended March 31,
                                                  -----------------------------
                                                       2004             2003
                                                  -------------    ------------
     Revenues from external customers
        Games and Youth Electronics                     $ 9,799        $ 12,050
        VGA                                               2,326           3,995
                                                  -------------    ------------
     Total revenues from external customers            $ 12,125        $ 16,045
                                                  =============    ============

     Segment gain (loss)
        Games and Youth Electronics                      $ (950)          $ 189
        VGA                                                (277)           (876)
                                                  -------------    ------------
     Total segment loss                                $ (1,227)         $ (687)

     Corporate
        Net interest and other income                       231             115
        Provision for income taxes                         (116)            (32)
                                                  -------------    ------------
     Total consolidated net loss                       $ (1,112)         $ (604)
                                                  =============    ============

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                         (QUARTER ENDED MARCH 31, 2004)
                            (US dollars in thousands)

4. GOODWILL

     At March 31, 2004 and December 31, 2003, the Company's cost in excess of fair value of assets purchased (goodwill) related to the 1999 acquisition of Leda Media Products Limited, now called Radica UK Limited ("Radica UK"). On June 24, 1999, the Company purchased Radica UK for approximately $15,970. During the quarter ended June 30, 2000, upon claiming certain breaches of warranty at Radica UK, the Company and the ex-shareholders of Radica UK mutually agreed to cancel certain loan notes such that the purchase price was reduced by $1,399. The Company recorded goodwill of approximately $12,100 resulting from the adjusted purchase price. Accumulated amortization related to goodwill of $2,518 arising prior to the adoption of SFAS No. 142 has been reflected in the gross carrying amount of goodwill as of December 31, 2001.

     Effective January 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Goodwill is required to be tested for impairment on an annual basis at the reporting unit level. Furthermore, goodwill is required to be tested on an interim basis if an event or change in circumstances indicates that the asset might be impaired. The goodwill arising from the purchase of Radica UK was allocated to the Video Games Accessories ("VGA") reporting unit. In December 2003, the Company has undertaken goodwill impairment testing to determine whether the goodwill was impaired and the extent of such impairment. After performing this evaluation there was no impairment of goodwill as at December 31, 2003 as the fair value of the reporting unit (as determined using the expected present value of future cash flows) exceeded the carrying amount of the reporting unit (including goodwill). There have been no events since December 31, 2003 which would cause the Company to change this assessment.

5. INVENTORIES

     Inventories by major categories are summarized as follows:

                                  March 31,         December 31,
                                     2004               2003
                                ---------------    ---------------

     Raw materials                   $  2,803             $ 1,554
     Work in progress                   4,096               2,758
     Finished goods                    11,053              11,191
                                ---------------    ---------------
                                     $  17,952           $ 15,503
                                ===============    ===============

6. PROPERTY, PLANT AND EQUIPMENT

     Property and Plant and Equipment consists of the following:

                                                   March 31,      December 31,
                                                     2004            2003
                                                --------------   --------------
     Land and buildings                            $   10,746       $   10,953
     Plant and machinery                                7,376            7,754
     Furniture and equipment                            7,698            7,514
     Leasehold improvements                             3,046            2,943
                                                --------------   --------------
       Total                                           28,866           29,164
       Less: Accumulated depreciation and
         amortization                                 (17,091)         (17,256)
                                                --------------   --------------
          Total, net                               $   11,775       $   11,908
                                                ==============   ==============

                              RADICA GAMES LIMITED

            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                         (QUARTER ENDED MARCH 31, 2004)
                            (US dollars in thousands)

7. ACCRUED LIABILITIES

     Other accrued liabilities consist of the following:

                                           March 31,         December 31,
                                              2004               2003
                                         ---------------    ----------------

     Accrued advertising expenses                 $ 877             $ 1,091
     Accrued license and royalty fees               277               1,062
     Commissions payable                             77                 166
     Dividends payable                              745                   -
     Other accrued liabilities                    1,046               1,657
                                         ---------------    ----------------
       Total                                    $ 3,022             $ 3,976
                                         ===============    ================

8. PLEDGE OF ASSETS

     At March 31, 2004, the Company's general banking facilities including overdraft and trade facilities were collateralized by leasehold land and buildings and bank balances with an aggregate net book value of $2,262 and $2,288, respectively.

9. LITIGATION

     On April 4, 2000 a lawsuit was filed by the Lemelson Foundation ("Lemelson") against the Company in Arizona Court for patent infringement. Lemelson claims to be owners of nearly 800 issued and pending patents, including the patent on Machine Vision and Automatic Identification (Auto
     ID) operations. The Auto ID operation is used in machines that are part of the Company's bonding and heat-sealing manufacturing processes. Lemelson is contesting that the use of machines that incorporate this patented technology infringes on their IP rights and therefore the Company is obligated to pay a royalty based on the use of this technology. The suit by Lemelson has been stayed pending the outcome of Lemelson vs. Cognex, a similar suit filed by Lemelson, which will have some bearing on the Radica case with Lemelson. On January 23, 2004 a declaratory judgment was given in the Cognex case that the Lemelson's patent claims are invalid. If this judgment is upheld following appeal, assuming an appeal is made, the Company believes that this result is favorable to the Company's defense of the Lemelson lawsuit.

     The Company cannot predict the outcome of the Lemelson case or the effect of such litigation on the financial results of the Company. No accrual has been recorded at March 31, 2004 and December 31, 2003 in respect of the Lemelson case or other claims or legal actions, in accordance with SFAS No. 5 Accounting for Contingencies. Management does not believe that the ultimate disposition of the other matters will have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
---------------------------------------------------------------------
        AND RESULTS OF OPERATIONS
        -------------------------------------------------------------

The following discussion should be read in conjunction with the attached financial statements and notes thereto, and with the audited financial statements, accounting policies and notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2003, as filed with the United States Securities and Exchange Commission.

DESCRIPTION OF BUSINESS

Founded in 1983 by Americans living in Hong Kong, Radica Games Limited (NASDAQ:
RADA) was incorporated in Bermuda in 1993. We are headquartered in Hong Kong and manufacture our products in our factory in southern China. In 1994 we went public when our shares began trading on the Nasdaq National Market.

We manufacture and market a diverse line of electronic entertainment products covering multiple product lines - electronic games carrying the Radica, Play TV(R) and Arcade Legends(TM) brand names, Gamester(R) branded video game controllers & accessories, girls' lifestyle electronics carrying the Girl Tech(R) and Barbie(TM) brand names and two new categories being introduced in 2004, a doll line carrying the Twinkleberries(TM) brand name and a remote control car line carrying the Nitro Battlerz(TM) brand name. Our factory also manufactures for other companies in the electronic game industry and provides sourcing services for retail customers. We market our products through subsidiaries in the United States, the United Kingdom, Canada and Hong Kong. Our largest market is in the United States where in 2003 we had the second largest market share in the electronic handheld and tabletop electronic games categories according to industry data source, The NPD Group, Inc.

RESULTS OF OPERATIONS

The following table sets forth items from our Consolidated Statements of Operations as a percentage of net revenues:

                                                   Three months ended March 31,
                                                  ------------------------------
                                                       2004            2003
                                                  -------------    -------------

Net sales                                               100.0%          100.0%
Cost of sales                                           (57.6%)         (62.0%)
Gross Margin                                             42.4%           38.0%

Selling, general and adminstrative expenses             (41.1%)         (32.9%)
Research and development                                 (7.6%)          (5.7%)
Depreciation and amortization                            (3.5%)          (3.7%)

Operating loss                                           (9.8%)          (4.3%)

Net interest and other income                             1.9%            0.7%
Foreign currency (loss) gain, net                        (0.3%)           0.0%

Loss before income taxes                                 (8.2%)          (3.6%)
Provision for income taxes                               (1.0%)          (0.2%)
Net loss                                                 (9.2%)          (3.8%)

We reported a net loss for the first quarter of $1.1 million or $0.06 per diluted share compared to a net loss of $0.6 million or $0.03 per diluted share in the first quarter of 2003.

Summary of sales achieved from each category of products:

                                                                 Three months ended March 31,
                                        ---------------------------------------------------------------------------
                                                     2004                                     2003
                                        ---------------------------------------------------------------------------
                                           % of Net              Net               % of Net              Net
Product Lines                            Sales Value         Sales Value          Sales Value        Sales Value
------------------------------------    ---------------    ----------------     ----------------   ----------------
(US dollars in thousands)
Electronic Games                                 53.7%             $ 6,512                51.5%            $ 8,265
Youth Electronics                                16.3%               1,978                10.4%              1,678
VGA                                              16.4%               1,992                20.2%              3,234
Manufacturing Services                           13.6%               1,643                17.9%              2,868
                                        ---------------    ----------------     ----------------   ----------------
Total                                           100.0%            $ 12,125               100.0%           $ 16,045
                                        ===============    ================     ================   ================

Gross profit margin for the first quarter of 2004 was 42.4% compared to 38.0% in the first quarter of 2003 due to the decrease of lower margin Manufacturing Services business, together with improved margin in other product lines. In the first quarter of 2004, the continued movement away from our lower margin Manufacturing Services business resulted in a $1.2 million reduction in Manufacturing Services sales compared to the first quarter of 2003.

Total sales of Radica Brands (excluding Manufacturing Services) for the quarter decreased by 20.5% to $10.5 million from $13.2 million due to a reluctance of certain major retailers to take in inventory during January and February. Video Game Accessories ("VGA") sales were down by 38.4% compared to the first quarter of last year due to the soft VGA retail markets. A 21.2% decline in Electronic Games sales was partially offset by sales growth of 17.9% in Youth Electronics sales. The decrease in Electronics Games sales was largely due to $1.0 million in Q1 2003 sales of our handheld Tetris game to Avon that did not recur in Q1 2004.

Operating expenses decreased to $6.3 million for the quarter from $6.8 million in the first quarter of 2003. The decrease was mainly due to a reduction of depreciation and amortization costs combined with lower variable costs.

The following table shows the major operating expenses:

                                               Three months ended March 31,
                                           -----------------------------------
(US dollars in millions)                        2004               2003
                                           ---------------    ----------------
Advertising expenses                                  0.5                 0.7
Other selling and promotion expenses                  0.5                 0.7
Indirect salaries and bonus                           2.0                 2.0
Other general & administrative expenses               2.0                 1.9
Research and development expenses                     0.9                 0.9
Depreciation and amortization                         0.4                 0.6

LIQUIDITY AND CAPITAL RESOURCES

Our cash and investment securities totaled $46.0 million at March 31, 2004. We had cash and cash equivalents of $17.9 million at March 31, 2004. We generated $4.0 million in cash from operating activities during the first quarter of 2004, up from $3.0 million generated in the first quarter of 2003. This increase from the same period of last year was primarily the result of higher accounts receivable collections. Our inventories increased to $18.0 million from $15.5 million at December 31, 2003 but were lower than March 31, 2003 inventories by $1.0 million. This was due to a combination of lower inventory build compared with the same period last year and large inventory write-downs taken in the fourth quarter of 2003.

Accounts receivables were $4.6 million at March 31, 2004 as compared to $15.4 million at December 31, 2003 and $5.5 million at March 31, 2003. The $0.9 million drop in receivables compared at March 31, 2003 was due to lower comparative first quarter sales. Our business is inherently seasonal. Normally our sales have been lowest during the first and second quarters. Receivables have been lowest during the succeeding first and second quarters.

Current liabilities were $10.6 million at March 31, 2004, down $2.5 million from the $13.1 reported at December 31, 2003. As a result of lower sales in the first quarter of 2004 from the fourth quarter of 2003, accrued warranty, royalty and advertising expenses decreased from December 31, 2003.

Cash used from investing activities was $0.3 million, up from a net utilization of $0.2 million in the first quarter of 2003. The increase was the result of purchases of property, plant and machinery during the quarter.

During the first quarter of 2004, $0.7 million in funds were received from stock options exercised. This was offset by $0.7 million in dividends paid. On January 5, 2004, we declared a dividend of 4 cents per share which was paid on January 30, 2004. On March 29, 2004, we declared a second dividend of 4 cents per share which was paid on April 30, 2004.

At March 31, 2004, we had net assets of $87.5 million compared with $89.2 million at December 31, 2003. Our business generates a significant majority of its cash from its normal operations but seasonal cash requirements have been met with the use of short-term borrowings, which included borrowings under secured lines of credit. We had no derivative instruments or off-balance sheet financing activities during the quarter ended March 31, 2004. We believe that our existing cash and cash equivalents and cash generated from operations are sufficient to satisfy the current anticipated working capital needs of our core business.

Management believes that our existing credit lines are sufficient to meet future short-term cash demands, including seasonal build up of inventory. We fund our operations and liquidity needs primarily through cash flow from operations, as well as utilizing borrowings under secured and unsecured credit facilities when needed. During 2004, we expect to continue to fund our working capital needs through operations and the revolving credit facility and we believe that the funds are available to meet our needs. However, unforeseen circumstances such as severe softness in, or a collapse of, the retail environment may result in a significant decline in revenues and operating results, thereby causing us to exhaust our cash resources. If this were to occur, we may be required to seek alternative financing of working capital.

CRITICAL ACCOUNTING POLICIES

For a discussion of our critical accounting policies, see "Item 5, operating and financial review and prospects" in our 2003 Form 20-F.

RECENTLY ISSUED ACCOUNTING STANDARDS

A discussion of certain recently issued accounting standards and the estimated impact on us is set out in note 1 to the condensed consolidated financial statements.

RISK FACTORS

For a discussion of our risk factors, see "Item 3. Key Information - Risk Factors" in our Form 20-F and "Item 5. Operating and Financial Review and Prospects" in our 2003 Form 20-F. Additional risk factors:

Foreign Currency Risk

Efforts to increase worldwide distribution have made our business increasingly global, with international revenue representing 35% of total revenue in the first three months of 2004. We expect that international sales may continue to represent a significant portion of our revenue. Fluctuations in foreign currencies may have an impact on our financial results, although to date the impact has not been material. We are prepared to hedge against fluctuations in foreign currencies if the exposure is material, although we have not engaged in hedging activities to date.

We have net monetary asset and liability balances in foreign currencies other than the U.S. dollar, including the Pound Sterling, the Canadian dollar, the Hong Kong dollar and the RMB. International distribution and sales revenues usually are made by our subsidiaries in the United States, United Kingdom and Canada, and are denominated typically in their local currency. However, the expenses incurred by these subsidiaries are also denominated in the local currency. As a result, our operating results are exposed to changes in exchange rates between the United States Dollar and the Pound Sterling or the Canadian dollar. Our operating results could also be affected by changes in the exchange rate between the US dollar and the RMB if the Chinese currency were to stop being pegged to the US dollar.

FORWARD-LOOKING STATEMENTS AND CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS (CAUTIONARY STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995)

Certain written and oral statements made or incorporated by reference from time to time by us or our representatives in this Form 6-K, other filings or reports filed with the Securities and Exchange Commission, press releases, conferences, or otherwise, contain certain "forward-looking" statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the fact they use words such as "should", "expect", "anticipate", "estimate", "may", "will", "project", "guidance", "intend", "plan", "believe" and other words and terms of similar meaning and expression in connection with any discussion of future operating or financial performance. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, or depend on the outcome of contingencies such as legal proceedings. Management cautions you that forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. For a more complete discussion of our risk factors, you are referred to the sections in our Form 20-F and Form 6-K identified above under the caption "Risk Factors". The forward-looking statements made in this Form 6-K speak only as of the date on which the statements are made.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
------------------------------------------------------------------

      The market risk disclosures have not materially changed from those appearing in our 2003 Form 20-F (see Item 11).

ITEM 4. CONTROLS AND PROCEDURES
-------------------------------

      Not Applicable.

PART II - OTHER INFORMATION

Item 1. Legal Proceedings
-------------------------

      See Note 9 to the accompanying Financial Statements.

Item 2. Changes in Securities, Use of Proceeds and Issuer Purchases of
----------------------------------------------------------------------
        Equity Securities
        -----------------

      None.

Item 3. Defaults Upon Senior Securities
---------------------------------------

      None.

Item 4. Submission of Matters to a Vote of Security Holders
-----------------------------------------------------------

      At the Company's annual meeting of shareholders held on May 24, 2004, the shareholders of the Company elected the management nominees, who were named in the Company's Proxy Statement dated April 26, 2004, to serve as directors for the period until the next annual meeting of shareholders or until his respective successor is elected or appointed in accordance with applicable law and the Company's bye-laws. Immediately following the annual meeting of shareholders, the board of directors consisted of eight members: Patrick S. Feely, Jon N. Bengtson, Timothy R. Busch, Albert J. Crosson, Theodore J. Eischeid, David C.W. Howell, James O'Toole and Peter L. Thigpen. At such meeting, the shareholders also adopted the 2004 Omnibus Equity Incentive Plan and reappointed KPMG as independent auditor and authorized the directors to fix the independent auditor's remuneration.

The shareholder votes were as follows:
                                            For           Withheld
                                            ---           --------
    Election of Directors
    ---------------------
    Patrick S. Feely                        18,270,691    22,408
    Jon N. Bengtson                         18,275,091    18,008
    Timothy R. Busch                        18,275,741    17,358
    Albert J. Crosson                       18,275,441    17,658
    Theodore J. Eischeid                    18,276,041    17,058
    David C.W. Howell                       18,274,091    19,008
    James J. O'Toole                        18,275,741    17,358
    Peter L. Thigpen                        18,272,441    20,658

                                            For           Against     Abstain   Broker Non-votes
                                            ---           -------     -------   ----------------
    2004 Omnibus Equity Incentive Plan      12,873,194    430,583     700,757   4,288,563
    ----------------------------------

    Reappointment of Auditor
    ------------------------
    KPMG                                    18,272,740    7,050       13,309    -

Item 5. Other Information
-------------------------

      None.

Item 6. Exhibits and Reports on Form 8-K
----------------------------------------

      (a)   Exhibits

            None.

      (b) Reports on Form 8-K

            None.

                                    SIGNATURE



Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 RADICA GAMES LIMITED




Date:      June 10, 2004                         /s/ Craig D. Storey
      ------------------------------             -------------------------------
                                                 Craig D. Storey
                                                 Chief Accounting Officer